Filed by: National Penn Bancshares, Inc. Pursuant to Rule 425 under the Securities Act of 1933 Securities Act File No.: 333-114384 Subject Company: Peoples First, Inc.

The following text and slides concerning 2004 first quarter earnings of National Penn Bancshares, Inc. were presented in a live broadcast over the Internet beginning at 4:00 p.m. on Thursday, April 15, 2004.

Script for First Quarter 2004 Earnings Webcast

Karen: I would like to welcome you to National Penn Bancshares, Inc.’s First Quarter 2004 Earnings Webcast. We are glad that you are able to join us. Questions will be accepted during the webcast via email. Please use the email button located on the webcast screen to ask your questions. Due to time constraints, we may not be able to respond to all of your emails. Now I would like to turn today’s webcast over to Wayne R. Weidner, Chairman and Chief Executive Officer of National Penn Bancshares.

Wayne: Thank you Karen. Joining me today is Gary Rhoads, Treasurer and Chief Financial Officer of National Penn Bancshares. Glenn Moyer, President of National Penn Bancshares and President and Chief Executive Officer of National Penn Bank is away on a well-deserved vacation.

I will begin the call today by reviewing highlights from our First Quarter Earnings Release, which is available on the Investor Relations section of our website at www.nationalpennbancshares.com. Gary Rhoads will then provide an overview of our financials. I will then review our loan growth and credit quality, and wrap up with some concluding comments.

As part of our webcast presentation, you will notice that there are slides with financial highlights available to you for your independent review.

This presentation may contain forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. National Penn cautions you not to place undue reliance on these statements. National Penn undertakes no obligation to publicly release or update any of these statements.

Moving on to highlights, our first quarter results include record high quarterly net income of $11,368,000, a 9.4% increase over last year’s first quarter, representing our twelfth consecutive quarter of record net income. On a per share basis, the 46 cents per diluted share represents a 7.0% increase. An increase in net interest income when compared to the first quarter 2003 contributed to profit performance, as did healthy increases in some key fee income areas. In reporting these record earnings, we provided funding for loan loss provisions of $1.76 million for the quarter, resulting in a loan loss reserve of 2.15% of loans. During our quarterly analysis of the loan loss allowance, we considered a variety of factors, some of which included:

1.   Generally improving economic conditions.

2.   The concern that sectors of economic weakness, for example the manufacturing industry, may continue to create loan losses in the manufacturing portfolio.

3.   The overall concerns of consumer confidence, including international terrorism and the continued unrest in Iraq.

4.   Our improved level of non-performing assets, including loans over 90 days delinquent.

I will provide more detail on the loan portfolio later in this broadcast.

I’ll now turn the presentation over to Gary Rhoads for a further discussion of our first quarter 2004 financial results.

Gary: Thank you and good afternoon. Let me begin by noting that any reference to 2003 per share results are to figures that have been restated for the 5% stock dividend issued September 30, 2003. This presentation also contains supplemental financial information determined by methods other than in accordance with Generally Accepted Accounting Principles (“GAAP”). National Penn’s management uses this non-GAAP measure in its analysis of the company’s performance. This measure, annualized net income return on average tangible equity, excludes the average balance of acquisition-related goodwill and intangibles in determining average tangible shareholders’ equity. Banking and financial institution regulators also exclude goodwill and intangibles from shareholders’ equity when assessing the capital adequacy of a financial institution. Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn, as it provides a method to assess management’s success in utilizing the company’s tangible capital. This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.

As Wayne mentioned, we have again attained record quarterly net income. The $11,368,000 net income is an increase of $978,000, or 9.4%, over the $10,390,000 reported for the first quarter of 2003. The 3-cent increase in diluted earnings per share from 43 cents in the first quarter of 2003 to 46 cents during this quarter represents a 7.0% increase. First quarter net income is also $171,000 or approximately even on a diluted earnings per share basis when compared to the fourth quarter of 2003. Our annualized return on average assets is 1.30% in the first quarter of 2004 compared to 1.38% during last year’s first quarter. Annualized return on average equity is 15.2% this quarter compared to 16.9% in 2003’s first quarter. This decrease is due primarily to the higher levels of average equity outstanding resulting from the acquisition of FirstService Bank on February 25, 2003. Net income return on average tangible equity is 24.1% on an annualized basis for the first quarter of 2004 compared to 20.2% for the first quarter of 2003. This ratio is computed by dividing annualized net income by average equity that is reduced by average acquisition related goodwill and intangibles. At March 31, 2004, our average shareholders’ equity was approximately $299.3 million and our average acquisition related goodwill and intangibles was approximately $111.0 million; a year earlier, our average shareholders’ equity was approximately $246.1 million while our average acquisition related goodwill and intangibles totaled approximately $40.6 million.

The net interest margin of 4.20% during this year’s first quarter is 32 basis points lower than the 4.52% reported during the first quarter of 2003. The net interest margin continues to be a concern in future quarters as the company recently issued $60 million of trust preferred securities, $40 million of which was issued in the first quarter and $20 million recently in the second quarter. This higher cost funding is expected to have an approximate 4 basis point negative effect on National Penn’s net interest margin in 2004. The proceeds of these securities issues will provide cash and capital for the Peoples First acquisition currently in progress, as well as for other general corporate purposes.

Non-interest income increases were positive contributors to overall earnings growth when compared to last year’s first quarter. Excluding investment securities losses of $196,000 during this year’s first quarter, non-interest income of $10,958,000 in first quarter of 2004 is up $1,807,000, or 19.7%, over last year’s first quarter amount of $9,151,000. The largest increases occurred in service charges on deposit accounts, up $628,000, other service charges and fees, up $610,000, and insurance commissions and fees, up $370,000. First quarter 2004 mortgage banking income includes a net gain of approximately $740,000 on the sale of servicing related to mortgages that have recently been securitized and now reside in the company's investment portfolio as mortgage backed securities. First quarter non-interest income represents 25.9% of total revenues.

Non-interest expense of $25,521,000 during the first quarter was $4,197,000 or 19.7% higher than the same period last year. The largest increase occurred in personnel expenses, up $2,212,000 and is partially attributed to higher staffing levels related to the acquisitions of FirstService Bank and HomeTowne Heritage Bank in 2003.

Regarding the balance sheet, total assets grew 8.6% during the past twelve months to $3.57 billion at March 31, 2004. Growth in total loans was 15.7% for the past twelve months to $2.33 billion in outstandings. Total deposits have increased 6.8% over the past twelve months to $2.38 billion, and total borrowings have increased 51.8% over the past twelve months to $831 million, as required to meet asset growth.

Wayne will now continue with his remarks.

Wayne: Thank you, Gary. I would like to take just a few minutes to comment on our loan growth and our overall credit quality. Loans outstanding total $2.33 billion, representing a 15.7% rate of growth during the past year. During the past twelve months, loan outstandings were affected by both the acquisition of a bank, which served to increase outstandings, and securitization of a mortgage pool, which had the effect of decreasing loan outstandings. We are pleased with the overall rate of growth in our loan portfolio, which is significantly above the core loan growth of the last few years. Many of the recent trends appear to be pointing to an improved overall economy, which leads us to be cautiously optimistic that loan growth will continue at a stronger pace than recent history. As I mentioned earlier, we remain concerned about various sectors, such as manufacturers, that do not yet seem to be fully benefiting from the improving economic conditions.

The level of “Non-Performing Assets Plus Loans over 90 days delinquent” category decreased during the first quarter 2004 when compared to March 31, 2003. Specifically, this number, as of March 31, 2004, is $12.5 million, which compares to $18.6 million at March 31, 2003 and $14.7 million reported at December 31, 2003, which was lowest amount reported in 2003. With the overall improvement in credit quality compared to last year’s first quarter, we remain well positioned in our overall Loan Loss Reserve. Our Loan Loss Reserve stands at $50.2 million, or 2.15% of Total Loans, as of March 31, 2004, after first quarter net charge-offs of $873 thousand. Based on the current reserve, our coverage ratio of Non-Performing Assets is 402.6%. This compares to a coverage ratio of 240.0% at March 31, 2003.

Overall, our loan portfolio remains in good condition, but we continue to monitor our portfolio diligently.

To reinforce earlier comments, we continue to focus on both fee income and net interest income growth. The dollar increase in non-interest income represents an overall growth rate of 19.7% when comparing non-interest income, excluding securities gains and losses, during the first quarter 2004 compared to the same period in 2003.

A summary of highlights for the first quarter 2004 for National Penn Bancshares included the completion of the issuance of $40 million of trust preferred securities, with an additional $20 million completed in early second quarter. This provides all of the necessary cash portion for the acquisition of Peoples First, Inc., which is proceeding on schedule. We completed the data processing systems conversion of HomeTowne Heritage Bank, which was acquired during the fourth quarter 2003. This prompt conversion allows us to quickly achieve the benefits of additional services and enhanced convenience for our HomeTowne Heritage customers.

We eagerly anticipate the closing of Peoples First, the holding company of The Peoples Bank of Oxford, during the Second Quarter. This will add approximately $450 million in total assets and position us as Number 2 in deposit market share in Chester County.

In conclusion, we’re very pleased with our record performance during the first quarter, and look forward to an exciting and challenging year for the remainder of 2004. This ends our planned remarks and we will now address questions that have been received during the course of our discussion.

QUESTIONS??

This concludes our presentation. Thank you for joining us.

This presentation contains forward-looking statements concerning earnings, asset quality and other future events. Actual results could differ materially due to deteriorating economic conditions;
increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in NPBC's reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference. NPBC cautions you not to place undue reliance on these statements. NPBC undertakes no obligation to publicly release or update any of these statements.

1st Quarter 2004 Earnings Webcast

Overview

Assets

$ 3.56 Billion

Deposits

$ 2.38 Billion

Loans

$ 2.33 Billion

Equity

$ 328.9 Million

Financial Highlights
1Q2004

*Restated to include a 5% stock dividend issued September 30,2003

3/31/2004

3/31/2003*

Net Income

$ 11,368,000

$ 10,389,000

+9.42%

Diluted EPS

$ 0.46

$ 0.43

+7.0%

Cash Dividends

$ 0.24

$ 0.21

+14.3%

Financial Highlights
1Q2004 (continued)

3/31/2004

3/31/2003

ROE

15.2%

16.9%

ROA

1.30%

1.38%

The following disclosure is made in accordance with Rules 165 and 14a-12 of the Securities and Exchange Commission ("SEC").

National Penn urges shareholders of Peoples First, Inc. and other investors to read the proxy statement/prospectus that is included in the registration statement on Form S-4 which National Penn has filed with the SEC in connection with the proposed merger. This proxy statement/prospectus contains important information about National Penn, Peoples First, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. The proxy statement/prospectus is available for free on the SEC's web site at http://www.sec.gov. It will also be available for free from National Penn and Peoples First. You may direct such a request to either of the following persons:

Susan H. Reeves	Sandra L. Spayd
Chief Financial Officer	Secretary
Peoples First, Inc.	National Penn Bancshares, Inc.
24 S. Third Street	Philadelphia and Reading Avenues
Oxford, PA 19363	Boyertown, PA 19512
Phone: (610) 932-9294	Phone: (610) 369-6202

In addition to the registration statement and proxy statement/prospectus, National Penn and Peoples First file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by National Penn or Peoples First at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. National Penn's and Peoples First's filings with the SEC are also available to the public from commercial document-retrieval services and for free on the SEC's web site at http://www.sec.gov.

Peoples First and its executive officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Peoples First with respect to the transactions contemplated by the merger agreement. Information concerning such officers and directors is included in Peoples First's proxy statement for its 2003 annual meeting of shareholders previously filed with the SEC. This document is available for free on the SEC's website at http://www.sec.gov. It is also available for free from Peoples First. You may direct a request for this document to the Peoples First officer identified above.